FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)

	By	/s/ Fujio Okada
Fujio Okada
Date: June 22, 2005		General Manager, Legal Division

The following is an English translation of the Notice of Resolutions adopted at the 167th Ordinary General Meeting of Shareholders of NEC Corporation held on June 22, 2005. NEC Corporation provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation 7-1, Shiba 5-chome Minato-ku, Tokyo June 22, 2005

To Our Shareholders:

NOTICE OF RESOLUTIONS ADOPTED AT THE 167TH

ORDINARY GENERAL MEETING OF SHAREHOLDERS

     This is to inform you that at the 167th Ordinary General Meeting of Shareholders of NEC Corporation (the “Company”) held today, reports were given, and resolutions were made, as follows.

Reports:

1.	A report on the Business Report, Balance Sheet and Statement of Operations with respect to the 167th Business Period from April 1, 2004 to March 31, 2005 was made.

2.	A report on the Consolidated Balance Sheet and the Consolidated Statement of Operations with respect to the 167th Business Period from April 1, 2004 to March 31, 2005, and a report on the results of the audit conducted on the Consolidated Balance Sheet and the Consolidated Statement of Operations by Independent Auditors and the Board of Corporate Auditors were made.

Resolutions:

Proposal No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 167th Business Period

It was resolved that the proposal be approved as proposed. It was decided to distribute year-end dividends of 3 yen per share for the 167th Business Period.

Proposal No. 2:	Partial Amendments to the Articles of Incorporation

     It was resolved that the proposal be approved as proposed. Amendments and deletion were made to the Articles of Incorporation of the Company mainly in order to (i) adopt the electronic public-notice system in response to amendments to the Commercial Code of Japan, (ii) increase the total number of shares authorized to be issued, (iii) reduce the maximum number of directors, and (iv) abolish the system for directors with special titles.

Proposal No. 3:	Election of Fifteen Directors

     It was resolved that Messrs. Hajime Sasaki, Akinobu Kanasugi, Kaoru Yano, Toshiro Kawamura, Kazuhiko Kobayashi, Kazumasa Fujie, Shunichi Suzuki, Tsutomu Nakamura, Konosuke Kashima, Yasuo Matoi, Iwao Fuchigami, Saburo Takizawa, Toshio Morikawa, Koichi Kimura and Akira Uehara be elected as Directors. All of the aforementioned have taken office.

Messrs. Toshio Morikawa and Koichi Kimura are outside directors stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

Proposal No. 4:	Election of One Corporate Auditor

It was resolved that Mr. Hiroshi Takakuta be newly elected as a Corporate Auditor. The aforementioned has taken office.

Proposal No. 5:	Issuance of Stock Acquisition Rights with Favorable Conditions to Persons Other Than the Shareholders for the Purpose of Granting Stock Options

     It was resolved that the proposal be approved as proposed. It was decided that for the purpose of granting stock options with a view to promoting management awareness of the shareholder value and creating motivation to improve the business results of the Company and its group companies, the rights to acquire no more than 350,000 shares of the Company’s common stocks be issued to the persons who are Directors, Corporate Officers, Executive General Managers, employees having important responsibilities equivalent to those of Corporate Officers or Executive General Managers, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and their subsidiaries) that are important to the business strategy of the Company and its group companies.

Proposal No. 6:	Presentation of Retirement Allowances to Corporate Auditor

     It was resolved that retirement allowances to the retiring Corporate Auditor, Mr. Tatsuo Sakairi, be presented within a reasonable amount according to the rules of the Company, and that the Corporate Auditors then in office be authorized to decide the amount, timing, method of payment and other details relating to the retirement allowances to the retiring Corporate Auditor.

Very truly yours, Hajime Sasaki Chairman of the Board